Exhibit 4.6
EMPLOYMENT AGREEMENT

AGREEMENT	dated 6 May 2005

BETWEEN	METAL STORM LIMITED (ABN 99 064 270 006) of 4/848 Boundary Road, Richlands, Queensland, 4077

(‘Company’)

AND	Brett Farmer of 5/25 Dixon Street Auchenflower 4066

(‘Employee’)
1. Position
1.1	The Employer agrees to employ the Employee and the Employee accepts employment with the Employer as Financial Controller on the terms and conditions contained in this Agreement.

1.2	The employee will be predominately based at Brisbane.

1.3	The Employee acknowledges and accepts that he may be required to travel away from such location in order to effectively carry out his duties.

1.4	The commencement date will be 6 June 2005.
2. Duties
2.1	The Employee is required to carry out all duties pertaining to the Position, as discussed. A formal Position Description will be provided in due course. From time to time you may be required to perform duties outside the scope of the Position Description.

2.2	The Employee must carry out the duties as the Employer may from time to time reasonably direct to a standard the Employer may reasonably require.

2.3	The Employee will report to the Chief Financial Officer.
3. Hours of Work
3.1	The parties to this contract acknowledge the nature of the engagement is full-time with remuneration based on a salary package. The hours of work shall generally be 8.30am to 5.00pm with a one hour lunch break. Starting and finishing times may be modified as agreed to suit the operational requirements of the Employer.
3.2	Due to the nature of this position the Employee may from time to time be called upon to work outside these hours, no additional payment will be made for any such additional hours worked as the salary paid compensates for working additional hours.
4. Probationary Period
4.1	An initial probationary period of three (3) months shall apply effective from commencement of the Employees’ employment. The main purpose of this probationary period is to give both the Employee and Employer an opportunity to establish the Employees suitability for the position. Should either party decide to terminate this agreement at the end of the three (3) month probationary period, there will be no legal recourse from either party. If either party chooses to terminate the employment during the probationary period either party will be required to give the other party one (1) months notice in writing.

4.2	The Employer may elect to pay the Employee in lieu of notice under this provision.
5. Remuneration
5.1	The Employer shall pay to the Employee an annual remuneration comprising the following:
5.1.1.	$80,000 base salary per annum.

5.1.2.	Superannuation in accordance with Superannuation Guarantee Legislation.
5.2	Salary shall be paid weekly in arrears by electronic funds transfer.
5.3	The Employee will be reimbursed for expenses reasonably incurred in the performance of his duties subject always to the presentation of appropriate evidence to verify the claim, and that such expenses have been incurred with the prior approval of the Employer.
6. Annual Leave
6.1	The Employee shall accrue annual leave at the equivalent rate of twenty (20) days per annum for each completed year of service.

6.2	The Employee will not be paid Annual Leave Loading.

6.3	Annual leave is to be taken within twelve months of it accruing.

6.4	The Employer may request the Employee take accrued annual leave on 14 days written notice to the Employee.

6.5	The Employer may require the Employee to take annual leave over the whole of the Christmas shut-down period.
7. Sick Leave
7.1	The Employee shall be entitled to eight (8) days paid sick leave per year to be accrued at the rate of one day each six and one half weeks from the commencement of employment. The Employee shall not accrue any sick leave whilst absent on unpaid leave, including Work Cover.
7.2	Sick leave of two (2) or more consecutive days will not be paid unless supported by a medical certificate from a registered medical practitioner stating the nature of illness and the anticipated date of return to duty.
8. Statutory Holidays
The Employee shall be entitled to all gazetted Statutory Holidays. Other days may be substituted for Statutory Holidays by mutual written Agreement of both parties.
9. Other Employment
Whilst engaged by the Employer, the Employee will not accept or engage in other employment or consultancies that could be seen to be in conflict or to interfere with his employment with the Employer unless the prior written consent of the Employer has been obtained.

10. Staff Relations and Conduct
The Employee will be expected to maintain satisfactory working relations with other staff members at all levels and to co-operate with them in advancing the aims and objectives of the Employer. The Employee will conduct himself at all times in a way that will not bring discredit to the Employer.
11. Employee’s Acknowledgements
11.1.	The Employee acknowledges that:
(a)	the property of the Employer includes and will include all trade and business secrets and other confidential information and documents relating to the affairs or business of the Employer or any person with whom the Employee comes into contact as a result of this Agreement, or which come into the Employee’s possession in the course and by reason of the Employment, whether or not the same were originally supplied by the Employer (“Confidential Information”);

(b)	without limiting the generality of clause 11.1 (a), client lists, databases, notes concerning clients and client information and other related matters and material are and remain the property of the Employer;

(c)	the Confidential Information has been and will be acquired by the Employer at the Employer’s initiative and expense;

(d)	the Employer has expended and will expend effort and money in establishing and maintaining their customer base, employee skills and the Confidential Information; and accordingly, it is reasonable that the Employee should enter into the representations and warranties contained in the Agreement and that if the employment is terminated, the Employee should continue to be subject to clauses 11, 12 and 13 of this Agreement.
11.2.	The Employee acknowledges that:
(a)	a breach of any of clauses 11, 12, 13 and 14 of this agreement would be harmful to the business of the Employer;

(b)	monetary damages alone would not be a sufficient remedy for the breach; and

(c)	in addition to any other remedy which may be available in law or equity, the Employer is entitled to interim, interlocutory and permanent injunctions or any of them to prevent the breach.
12. Confidentiality
12.1	The Employee will not at any time during his employment or after terminating employment with the Employer disclose in any way whatsoever to any person for any reason other than the conduct of the Employer’s business any confidential information that may come to the Employee’s notice during the course of his employment. Such information may only be disclosed with the Employer’s prior written consent, or as required by law.
12.2	The Employee must not directly or indirectly make use of any intellectual property of the Employer except with the authority and for the benefit of the Employer.
13. Non-Competition
13.1	The Employee represents and warrants that he will not, without the prior written consent of the Employer during the Employment either directly or indirectly in any capacity carry on, advise, provide services to or be engaged, concerned or interested in or associated with any business or activity which is competitive with any business carried on by the Employer or be engaged or interested in any public or private work or duties which in the reasonable opinion of the Employer may hinder or otherwise interfere with the performance of the Employee of his duties under this Agreement. This clause does not prohibit the holding (whether directly or through nominees) of shares listed on a recognised stock exchange.
13.2	The Employee represents and warrants that he will not, without the written consent of the Employer, during the period of 6 months after termination of the Employment, however that termination occurs:
(a)	canvass, solicit or endeavour to entice away from the Employer any person who or which at any time during the Term or at the date of termination of the Agreement was or is a client, or customer of, or supplier to the Employer or in the habit of dealing with the Employer;

(b)	solicit, interfere with or endeavour to entice away any employee of the Employer; or

(c)	counsel, procure or otherwise assist any person to do any of the acts referred to in clauses 13.2(a) and (b).
14. Discoveries
14.1	Information

The Employee represents and warrants that:
(a)	he will immediately inform the Employer of any matter which may come to his notice during the Employment which may be of interest or of any importance or use to the Employer; and

(b)	he will immediately communicate to the Employer any proposals or suggestions occurring to him during the Employment which may be of service for the furtherance of the business of the Employer.
14.2	Inventions

The Employee represents and warrants that:
(a)	he will immediately communicate to the Employer any and all processes, inventions, improvements, innovations, modifications and discoveries which he may make either alone or in conjunction with others in connection with or arising out of the Employment and in any way connected with any of the matters in which the Employer has been or is now or hereafter interested during the Employment (“Inventions”), whether or not the Inventions are capable of being protected by copyright, letters patent, registered design or other protection (“Protection”), and the Inventions will thereafter be the sole and exclusive property of the Employer; and

(b)	he will immediately deliver to the Employer full particulars concerning the Inventions and will at the expense of the Employer execute all documents and do and execute all such acts, matters and things as may be necessary or reasonable to obtain Protection for the Inventions, and to assign to the Employer all rights which may be acquired by it in relation thereto and to vest title thereto in the Employer absolutely.
14.3	The Employee assigns to the Employer:
(a)	all inventions, discoveries and novel designs, whether or not registrable as designs under the Designs Act 1906, patents under the Patents Act 1990 and trademarks under the Trade Marks Act 1995; and

(b)	the entire copyright in all works, including but not limited to all literary and other works as defined in the Copyright Act 1968; created by the Employee as a result of and/or in the course of employment, either solely or jointly with others.

14.4	Where the Employee makes a design or any patentable process or article as a result of and in the course of the performance of the Employees services, the design or patent is owned by the Employer.
15. Termination of Contract
15.1	Either party may terminate this Agreement by providing one (1) month written notice to the other party. Should such notice not be given one month’s salary shall be paid or forfeited as the case may be. This Agreement may be terminated by the Employer without notice or payment in lieu of notice for gross or wilful misconduct on the part of the Employee.

15.2	On termination of the Employment, however occurring, the Employee must immediately deliver up to the Employer all property belonging to the Employer which is in his possession, including (without limiting the foregoing) all papers, writings, discs, access keys (including computer and other information technology access codes and passwords) and any other material which are in the possession or custody or under the control of the Employee relating in whole or in part to the affairs of the Employer or its business.

15.3	To the extent permitted by law, the company will be entitled to set-off any amount owing by the Employee to the Employer at the date of termination against any amount then payable to the Employee by the Company.
16. Company Policies
16.1	The Employee acknowledges that they have read and understood the Employer’s policies and procedures and shall at all times ensure they comply with these documents.

16.2	All procedures promulgated by the Employer from time to time, and any amendments thereto, shall be incorporated in and form part of this Agreement.
17. Severability
17.1	If anything in this agreement is unenforceable, illegal or void then it is severed and the rest of the agreement remains in force.
18. Entire Understanding
18.1	This agreement is the entire agreement and understanding between the parties on everything connected with the subject matter of this agreement and supersedes any prior agreement or understanding on anything connected with that subject matter.

18.2	Each party has entered into this agreement without relying on any representation by any other party or any person purporting to represent that party.
19. Variation
An amendment or variation to this agreement is not effective unless it is in writing and signed by the parties.
20. Waiver
20.1	A party’s failure or delay to exercise a power or right does not operate as a waiver of that power or right.

20.2	The exercise of a power or right does not preclude either its exercise in the future or the exercise of any power or right.

20.3	A waiver is ineffective unless it is in writing.

20.4	Waiver of a power or right under this agreement is effective only in respect of the specific instance to which it relates and for the specific purpose for which it is given.
21. Governing Law and Jurisdiction
21.1 This agreement is governed by the law of Queensland.
21.2 The parties submit to the non-exclusive jurisdiction of the courts of Queensland and the Federal Court of Australia.
EXECUTED as an agreement in Queensland.
EXECUTED for and on behalf of
METAL STORM LIMITED
ACN 064 270 006

/s/ JAMES MCDONALD

Ù	James MacDonald	Ù	Witness

Ù		Ù	Name of Witness (Print)
SIGNED by
in the presence of:

/s/ BRETT FARMER

Brett Farmer	Ù	Signature of Witness

	Ù	Name of Witness (Print)